04002673

SECURITI[...]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-51151

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Caboto USA, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 William Street, 9th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Daniel Quigley (212) 509-5090
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

I, J. Daniel Quigley, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Caboto USA, Inc. (the "Company") for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature February 25, 2004
Date

President
Title

Notary Public

RAYMOND ORTIZ JR.
Notary Public, State of New York
No. 01-4876733
Qualified in Orange County
Commission Expires: 11-10-06

CABOTO USA, INC.
(SEC I.D. No. 8-51151)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Caboto USA, Inc.:

We have audited the accompanying statement of financial condition of Caboto USA, Inc. (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Caboto USA, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2004

CABOTO USA, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 2,741,053
Receivable from Parent	22,146
Income tax receivable	17,760
Fixed assets—net of accumulated depreciation and amortization of $282,438	189,435
Other	14,100
TOTAL ASSETS	$ 2,984,494

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES -	
Accounts payable and accrued expenses	$ 153,029
Total liabilities	153,029
COMMITMENTS AND CONTINGENCIES (Note 3)	
STOCKHOLDER'S EQUITY:	
Capital stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	3,999,990
Accumulated deficit	(1,168,535)
Total stockholder's equity	2,831,465
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,984,494

See notes to the statement of financial condition.

CABOTO USA, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Caboto USA, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is owned by Caboto IntesaBci SIM S.p.A. (the "Parent"). The Parent is wholly owned by Banca Intesa S.p.A.

The Company acts as a broker for U.S. institutional customers in the purchase and sale of foreign equity securities (primarily Italian). The Company executes and clears all trades through the Parent. These trades are cleared on a delivery versus payment basis. The commissions on foreign equity securities are collected by the Parent and remitted back to the Company periodically. The Company also sells investment banking services for fixed income securities origination acting as a liaison between U.S. corporate issuers and the Parent. The Company receives an agency fee for the successful underwriting of fixed income securities by the Parent. The Parent receives the underwriting fees from the U.S. issuers and remits the agency fee to the Company periodically.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America which includes industry practices.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the statement of financial condition and accompanying notes. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents are defined as amounts which are readily convertible into cash and highly liquid investments, not held for trading, with an original maturity of three months or less.

Depreciation and Amortization—Office furniture and equipment are depreciated using the straight-line depreciation method over a period of five years. Leasehold improvements are amortized on the straight-line method over the lesser of the lease term or the estimated economic life of the improvement.

Income Taxes—Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which the differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

New Accounting Pronouncements—In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions were effective for guarantees made or modified after December 31, 2002. The disclosure provisions were effective for fiscal periods ending after December 15, 2002. The Company adopted FIN No. 45 as required with no material impact on the Company's statement of financial condition.

3. COMMITMENTS AND CONTINGENCIES

The Company leases office space under an agreement with IntesaBci, New York Branch, an affiliate, which expires on May 31, 2007. Future minimum rental commitments under the lease agreement are as follows:

Year	Amount
2004	$ 95,535
2005	95,535
2006	95,535
2007	39,806
	$ 326,411

4. RELATED PARTY TRANSACTIONS

The Company has a service fee agreement with the Parent by which the Company earns an agency fee from the Parent for debt underwriting deals in which the Company acted as a liaison between U.S. corporate issuers and the Parent. Such fees are recorded by the Company upon the settlement of the underwriting.

The Parent provides cash funding to the Company throughout the year. Amounts received from the Parent are established as Payable to Parent. As commission revenue and agency fees are earned and received directly by the Parent, the liability is reduced in lieu of sending the proceeds to the Company. The Company had a receivable from Parent of $22,146 as of December 31, 2003.

In January 2003, a payable of $250,000 relating to operating expenses paid by the Parent on behalf of the Company, was forgiven by the Parent, resulting in a reclassification to paid-in-capital.

In February 2003, the Parent provided a $1,750,000 equity capital contribution to the Company.

It is the intention of the Parent to continue to support the operations of the Company.

5. FIXED ASSETS - NET

The cost of the fixed assets – net for the year ended December 31, 2003 is as follows:

Equipment	$ 309,653
Leasehold improvements	139,749
Furniture and fixtures	22,471
	471,873
Less accumulated depreciation and amortization	282,438
Fixed assets - net	$ 189,435

6. INCOME TAXES

The Company has deferred tax assets of approximately $634,000 relating to net operating loss carryforwards. Such deferred asset is fully offset by a valuation allowance.

At December 31, 2003, the Company had net operating loss carryforwards for income tax purposes of approximately $1,400,000 which, if not utilized, will expire on various dates through 2022.

The Company has current income taxes receivable of $17,760 which represents overpayment of tax on 2002 state and local income tax returns.

7. NET CAPITAL REQUIREMENT

The Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. The Company uses the Aggregate Indebtedness Method permitted by Rule 15c3-1 which requires the Company to maintain net capital equal to the greater of $100,000 or 6 2/3% of total aggregate indebtedness, as defined. As of December 31, 2003, the Company's net capital of $2,588,024, exceeded the minimum requirement by $2,488,024. The Company's ratio of aggregate indebtedness to net capital was 1 to 19.94 at December 31, 2003.

8. OFF-BALANCE SHEET RISK

The Company's brokerage transactions are settled directly between the brokerage customer and the Parent on a delivery versus payment basis. In the event the customer fails to perform on its obligations, such obligations are the responsibility of the Company. At December 31, 2003 there were no such obligations.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2004

Caboto USA, Inc.
1 William Street
New York, New York 10004

In planning and performing our audit of the financial statements of Caboto USA, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that

they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP